Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM RECEIVES 2 NEW COLETO CREEK DESIGN WINS FROM CYBER SECURITY LEADERS

KFAR SAVA, Israel - December 1, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that two of its Cyber Security customers, both recognized industry leaders, have awarded Silicom new Design Wins for its Quick Assist Technology (QAT)-optimized, Coleto Creek-based, encryption hardware accelerators and other networking solutions. These offerings include proprietary software that make it easier for customers to use the adapters at best advantage.

Both customers have placed initial purchase orders, and total sales from the Design Wins are projected to ramp up to approximately $2 million per year. In parallel, the Company continues to work with these customers towards additional wins with other Silicom products.

“We are delighted to expand our business with these fast-growing Cyber Security leaders, demonstrating once again the power of our strong customer base to fuel our growth,” commented Shaike Orbach, Silicom’s President & CEO.

“Just as important, these Wins indicate the importance and superiority of Silicom solutions in the market of Intel Architecture (IA) with QAT and Intel-based encryption silicon. The combination of Intel’s advanced technology and Silicom’s ‘on-top-of-Intel’ hardware and software solutions offers the industry's best performance at the lowest cost, advantages that differentiate us clearly from the competition. As such, we believe that we are favorably positioned to benefit as Intel releases its next generation encryption silicon, driving an increase in demand for solutions utilizing this technology. With the Cyber Security market at the beginning of a long, strong growth trajectory, we believe that our unique current Coleto Creek offering and its implementation within Intel’s next generation silicon will become an important revenue driver for Silicom.”

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Nir Dagan, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: nird@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com